

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2018

Daniel S. Lynch
Interim Chief Executive Officer
Surface Oncology, Inc.
50 Hampshire Street, 8th Floor
Cambridge, Massachusetts 02139

> **Re: Surface Oncology, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 22, 2017**
> **CIK No. 0001718108**

Dear Mr. Lynch:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Prospectus Summary
Collaboration with Novartis, page 1

1.	We note your response to comment 3. Please tell us supplementally how you arrived at the amount you cite as potential future option and milestone payments. Additionally, please tell us whether the amount of $87.5 million related to potential future option purchase and exercise payments disclosed on page 70 includes the amount of $5.0 million recorded as deferred revenue in connection with option purchase rights exercised in December 2016 and reconcile your disclosure, if appropriate, with your disclosure on page 103 that you have received $35.0 million in aggregate milestone and option purchase payments.

Business
Our Strategy, page 88

2.   We note your response to comment 6, which we reissue. Please remove your observation concerning the safety profile of your product candidate. You may describe your clinical results but you should not draw conclusions about the safety of your product candidate. We will not object to statements that your product candidate was well-tolerated or that trial participants experienced no serious adverse events.

You may contact Franklin Wyman at (202) 551-3660 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kingsley Taft, Esq.